SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

LYRA THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

55234L105

(CUSIP Number)

Kenneth J. DiPoto

Chief Financial Officer

North Bridge Venture Partners

60 William St. #350

Wellesley, MA 02481

(781) 290-0004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAMES OF REPORTING PERSONS NBVM GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,713,333 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,713,333 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,713,333 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.3% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

778,592 of such shares are held by NBVP V-A (as defined in Item 2(a) below), 381,618 of such shares are held by NBVP V-B (as defined in Item 2(a) below) and 553,123 of such shares are held by NBVP VI (as defined in item 2(a) below). NBVM V (as defined in Item 2(a) below) is the sole general partner of NBVP V-A and NBVP V-B and may be deemed to have voting, investment and dispositive power with respect to the shares held by NBVP V-A and NBVP V-B. NBVM VI (as defined in item 2(a) below) is the sole general partner of NBVP VI and may be deemed to have voting, investment and dispositive power with respect to the shares held by NBVP VI. NBVM GP is the sole general partner of each of NBVM V and NBVM VI and may be deemed to have voting, investment and dispositive power with respect to the shares held by each of NBVP V-A, NBVP V-B and NBVP VI. Richard A. D’Amore and Edward T. Anderson, a member of the Issuer’s board of directors, are the managing members of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to the shares held by NBVP V-A, NBVP V-B and NBVP VI.

(2)

Based on 12,924,563 shares of Common Stock outstanding immediately following the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission (the “Commission”) on May 1, 2020 (the “Prospectus”), including the exercise in full of the underwriters’ option to purchase additional shares.

1	NAMES OF REPORTING PERSONS North Bridge Venture Partners V-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 778,592 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 778,592 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 778,592 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held by NBVP V-A. NBVM V is the sole general partner of NBVP V-A and may be deemed to have voting, investment and dispositive power with respect to these shares. NBVM GP is the sole general partner of NBVM V and may be deemed to have voting, investment and dispositive power with respect to these shares. Richard A. D’Amore and Edward T. Anderson, a member of the Issuer’s board of directors, are the managing members of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to these shares.

(2)

Based on 12,924,563 shares of Common Stock outstanding immediately following the Issuer’s initial public offering, as reported in the Prospectus, including the exercise in full of the underwriters’ option to purchase additional shares.

1	NAMES OF REPORTING PERSONS North Bridge Venture Partners V-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 381,618 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 381,618 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,618 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held by NBVP V-B. NBVM V is the sole general partner of NBVP V-B and may be deemed to have voting, investment and dispositive power with respect to these shares. NBVM GP is the sole general partner of NBVM V and may be deemed to have voting, investment and dispositive power with respect to these shares. Richard A. D’Amore and Edward T. Anderson, a member of the Issuer’s board of directors, are the managing members of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to these shares.

(2)

Based on 12,924,563 shares of Common Stock outstanding immediately following the Issuer’s initial public offering, as reported in the Prospectus, including the exercise in full of the underwriters’ option to purchase additional shares.

1	NAMES OF REPORTING PERSONS North Bridge Venture Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 553,123 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 553,123 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 553,123 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.3% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held by NBVP VI. NBVM VI is the sole general partner of NBVP VI and may be deemed to have voting, investment and dispositive power with respect to these shares. NBVM GP is the sole general partner of NBVM VI and may be deemed to have voting, investment and dispositive power with respect to these shares. Richard A. D’Amore and Edward T. Anderson, a member of the Issuer’s board of directors, are the managing members of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to these shares.

(2)

Based on 12,924,563 shares of Common Stock outstanding immediately following the Issuer’s initial public offering, as reported in the Prospectus, including the exercise in full of the underwriters’ option to purchase additional shares.

1	NAMES OF REPORTING PERSONS North Bridge Venture Management V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,160,210 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,160,210 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,160,210 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

778,592 of such shares are held by NBVP V-A and 381,618 of such shares are held by NBVP V-B. NBVM V is the sole general partner of NBVP V-A and NBVP V-B and may be deemed to have voting, investment and dispositive power with respect to the shares held by NBVP V-A and NBVP V-B. NBVM GP is the sole general partner of NBVM V and may be deemed to have voting, investment and dispositive power with respect to the shares held by each of NBVP V-A and NBVP V-B. Richard A. D’Amore and Edward T. Anderson, a member of the Issuer’s board of directors, are the managing members of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to the shares held by NBVP V-A and NBVP V-B.

(2)

Based on 12,924,563 shares of Common Stock outstanding immediately following the Issuer’s initial public offering, as reported in the Prospectus, including the exercise in full of the underwriters’ option to purchase additional shares.

1	NAMES OF REPORTING PERSONS North Bridge Venture Management VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 553,123 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 553,123 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 553,123 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.3% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held by NBVP VI. NBVM VI is the sole general partner of NBVP VI and may be deemed to have voting, investment and dispositive power with respect to these shares. NBVM GP is the sole general partner of NBVM VI and may be deemed to have voting, investment and dispositive power with respect to these shares. Richard A. D’Amore and Edward T. Anderson, a member of the Issuer’s board of directors, are the managing members of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to these shares.

(2)

Based on 12,924,563 shares of Common Stock outstanding immediately following the Issuer’s initial public offering, as reported in the Prospectus, including the exercise in full of the underwriters’ option to purchase additional shares.

1	NAMES OF REPORTING PERSONS Richard A. D’Amore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,713,333 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,713,333 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,713,333 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.3% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

778,592 of such shares are held by NBVP V-A, 381,618 of such shares are held by NBVP V-B and 553,123 of such shares are held by NBVP VI. NBVM V is the sole general partner of NBVP V-A and NBVP V-B and may be deemed to have voting, investment and dispositive power with respect to the shares held by NBVP V-A and NBVP V-B. NBVM VI is the sole general partner of NBVP VI and may be deemed to have voting, investment and dispositive power with respect to the shares held by NBVP VI. NBVM GP is the sole general partner of each of NBVM V and NBVM VI and may be deemed to have voting, investment and dispositive power with respect to the shares held by each of NBVP V-A, NBVP V-B and NBVP VI. Richard A. D’Amore and Edward T. Anderson, a member of the Issuer’s board of directors, are the managing members of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to the shares held by NBVP V-A, NBVP V-B and NBVP VI.

(2)

Based on 12,924,563 shares of Common Stock outstanding immediately following the Issuer’s initial public offering, as reported in the Prospectus, including the exercise in full of the underwriters’ option to purchase additional shares.

1	NAMES OF REPORTING PERSONS Edward T. Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 604 (1)
	8	SHARED VOTING POWER 1,713,333 (2)
	9	SOLE DISPOSITIVE POWER 604 (1)
	10	SHARED DISPOSITIVE POWER 1,713,333 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,713,937 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.3% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of Common Stock subject to stock option awards that have been granted to Edward T. Anderson in his capacity as a director of the Issuer and that are exercisable as of or within 60 days after May 5, 2020.

(2)

778,592 of such shares are held by NBVP V-A, 381,618 of such shares are held by NBVP V-B and 553,123 of such shares are held by NBVP VI. NBVM V is the sole general partner of NBVP V-A and NBVP V-B and may be deemed to have voting, investment and dispositive power with respect to the shares held by NBVP V-A and NBVP V-B. NBVM VI is the sole general partner of NBVP VI and may be deemed to have voting, investment and dispositive power with respect to the shares held by NBVP VI. NBVM GP is the sole general partner of each of NBVM V and NBVM VI and may be deemed to have voting, investment and dispositive power with respect to the shares held by each of NBVP V-A, NBVP V-B and NBVP VI. Richard A. D’Amore and Edward T. Anderson, a member of the Issuer’s board of directors, are the managing members of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to the shares held by NBVP V-A, NBVP V-B and NBVP VI.

(3)

Based on 12,925,167 shares of Common Stock, calculated as follows: (i) 604 shares of Common Stock subject to stock option awards that have been granted to Edward T. Anderson in his capacity as a director of the Issuer and that are exercisable as of or within 60 days after May 5, 2020, plus (ii) 12,924,563 shares of Common Stock outstanding immediately following the Issuer’s initial public offering, as reported in the Prospectus, including the exercise in full of the underwriters’ option to purchase additional shares.

Item 1.	Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of Lyra Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 480 Arsenal Way, Watertown, MA 02472.

Item 2.	Identity and Background.

(a) This Statement is being filed by North Bridge Venture Partners V-A, L.P. (“NBVP V-A”), North Bridge Venture Partners V-B, L.P. (“NBVP V-B”), North Bridge Venture Partners VI, L.P. (“NBVP VI”), North Bridge Venture Management V, L.P. (“NBVM V”), North Bridge Venture Management VI, L.P. (“NBVM VI”), NBVM GP, LLC (“NBVM GP”, and together with NBVP V-A, NBVP V-B, NBVP VI, NBVM V, and NBVM IV, the “Reporting Entities”), Richard A. D’Amore (“D’Amore”) and Edward T. Anderson (“Anderson” together with D’Amore, the “Reporting Individuals”), a member of the Issuer’s board of directors (the “Board”). Anderson and D’Amore are the managing members of NBVM GP. The Reporting Entities and the Reporting Individuals are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein and other than those securities reported herein as being held directly by such Reporting Person.

(b) The address of the principal offices of each Reporting Entity and the business address of each Reporting Individual is c/o North Bridge Venture Partners, 60 William St. #350, Wellesley, MA 02481.

(c) Each Reporting Entity is a venture capital investment entity. Each Reporting Individual is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. The Reporting Individuals are managing members of NBVM GP, the sole general partner of: (i) NBVM V, the sole general partner of each of NBVP V-A and NBVP V-B and (ii) NBVM VI, the sole general partner of NBVM VI. In addition, Anderson was appointed as a member of the Board in February 2019.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) NBVM GP is a limited liability company organized under the laws of the State of Delaware. Each of NBVP V-A, NBVP V-B, NBVP VI, NBVM V and NBVM VI are limited partnerships organized under the laws of the State of Delaware. Each of the Reporting Individuals is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 25, 2011, the Issuer filed an amended and restated certificate of incorporation to recapitalize its outstanding shares of previously outstanding Series A, Series B and Series C preferred stock into 34,017,033 shares of a new Series A-1 redeemable convertible preferred stock, resulting in (i) NBVP V-A holding 1,157,670 shares of Series A-1/A preferred stock, 1,105,754 shares of Series A-1/B preferred stock and 3,051,758 shares of Series A-1/C preferred stock, (ii) NBVP V-B holding 567,420 shares of Series A-1/A preferred stock, 541,973 shares of Series A-1/B preferred stock and 1,495,786 shares of Series A-1/C preferred stock, and (iii) NBVP VI holding 1,725,090 shares of Series A-1/A preferred stock, 1,647,727 shares of Series A-1/B preferred stock and 1,948,948 shares of series A-1/C preferred stock.

In 2011, NBVP V-A purchased 3,270,702 shares of the Issuer’s Series A-2 preferred stock for a purchase price of $0.6894 per share and an aggregate purchase price of $2,254,821.96, NBVP V-B purchased 1,603,102 shares of the Issuer’s Series A-2 preferred stock for a purchase price of $0.6894 per share and an aggregate purchase price of $1,105,178.52 and NBVP VI purchased 2,088,772 shares of the Issuer’s Series A-2 preferred stock for a purchase price of $0.6894 per share and an aggregate purchase price of $1,439,999.42.

Between 2013 and 2016, NBVP V-A purchased 4,587,608 shares of the Issuer’s Series A-3 preferred stock for a purchase price of $1.2675 per share and an aggregate purchase price of $5,814,793.14, NBVP V-B purchased 2,248,569 shares of the Issuer’s Series A-3 preferred stock for a purchase price of $1.2675 per share and an aggregate purchase price of $2,850,061.21 and NBVP VI purchased 2,929,790 shares of the Issuer’s Series A-3 preferred stock for a purchase price of $1.2675 per share and an aggregate purchase price of $3,713,508.83.

In 2016, NBVP V-A purchased 3,745,346 shares of the Issuer’s Series A-4 preferred stock for a purchase price of $0.30 per share and an aggregate purchase price of $1,123,603.80, NBVP V-B purchased 1,835,743 shares of the Issuer’s Series A-4 preferred stock for a purchase price of $0.30 per share and an aggregate purchase price of $550,722.90 and NBVP VI purchased 2,391,895 shares of the Issuer’s Series A-4 preferred stock for a purchase price of $0.30 per share and an aggregate purchase price of $717,568.50.

In 2018, NBVP V-A purchased 3,124,633 shares of the Issuer’s Series B preferred stock for a purchase price of $0.30 per share and an aggregate purchase price of $937,389.90, NBVP V-B purchased 1,531,507 shares of the Issuer’s Series B preferred stock for a purchase price of $0.30 per share and an aggregate purchase price of $459,452.10 and NBVP VI purchased 1,995,489 shares of the Issuer’s Series B preferred stock for a purchase price of $0.30 per share and an aggregate purchase price of $598,646.70.

In January 2020, NBVP V-A purchased 2,420,729 shares of the Issuer’s Series C preferred stock (together with the Series A-1/A preferred stock, Series A-1/B preferred stock, Series A-1/C preferred stock, Series A-2 preferred stock, Series A-3 preferred stock, Series A-4 preferred stock and Series B preferred stock, the “Pre-IPO Preferred Stock”) for a purchase price of $0.38811 per share and an aggregate purchase price of $939,509.13, NBVP V-B purchased 1,186,496 shares of the Issuer’s Series C preferred stock for a purchase price of $0.38811 per share and an aggregate purchase price of $460,490.96 and NBVP VI purchased 1,545,953 shares of the Issuer’s Series C preferred stock for a purchase price of $0.38811 per share and an aggregate purchase price of $599,999.82. In addition to the purchases above, NBVP V-A received 21,060 warrants to purchase shares of the Issuer’s Common Stock, NBVP V-B received 10,322 warrants to purchase shares of the Issuer’s Common Stock and NBVP VI received 13,449 warrants to purchase shares of the Issuer’s Common Stock.

On May 5, 2020 the Issuer closed its initial public offering of 4,025,000 shares of its common stock (“Common Stock”), which included the exercise in full by the underwriters of their option to purchase up to 525,000 additional shares at a purchase price of $16.00 per share (such offering, the “Offering”), pursuant to the Prospectus. Upon the closing of the Offering, (i) the Pre-IPO Preferred Stock held by NBVP V-A, NBVP V-B and NBVP VI automatically converted into shares of the Issuer’s Common Stock on a 0.0289998 for 1 basis for no consideration, which resulted in NBVP V-A, NBVP V-B and NBVP VI holding 651,453, 319,303 and 471,929 shares of the Issuer’s Common Stock, respectively and (ii) the warrants to purchase shares of the Issuer’s Common Stock held by NBVP V-A, NBVP V-B and NBVP VI were automatically exercised on a cashless basis resulting in NBVP V-A, NBVP V-B and NBVP VI acquiring 9,700, 4,754 and 6,194 shares of the Issuer’s Common Stock, respectively.

In the Offering, NBVP V-A purchased 117,439 shares of the Issuer’s Common Stock for an aggregate purchase price of $1,879,024, NBVP V-B purchased 57,561 shares of the Issuer’s Common Stock for an aggregate purchase price of $920,976 and NBVP VI purchased 75,000 shares of the Issuer’s Common Stock for an aggregate purchase price of $1,200,000.

All securities of the Issuer purchased by NBVP V-A, NBVP V-B and NBVP VI have been purchased using investment funds provided to each of NBVP V-A, NBVP V-B and NBVP VI by their respective limited partner and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Anderson is a member of the Board. In addition, Anderson, in his capacity as a director may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s nonemployee director compensation program, as described in the Prospectus and as may be amended or restated from time to time.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements of each of NBVP V-A, NBVP V-B and NBVP VI, the general partner and limited partners of NBVP V-A, NBVP V-B and NBVP VI may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with its purchase of shares of the Issuer’s Series C preferred stock, NBVP V-A, NBVP V-B and NBVP VI and certain of the Issuer’s other investors entered into that certain Eighth Amended and Restated Investors’ Rights Agreement, dated January 10, 2020, with the Issuer (the “Rights Agreement”). After the closing of the Offering, the stockholders party thereto are entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the

Issuer’s Registration Statement on Form S-1 (SEC File No. 333-236962) declared effective by the Commission on April 30, 2020 (the “Registration Statement”), and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

In connection with the Offering, each of NBVP V-A, NBVP V-B, NBVP VI and Anderson has entered into a lock-up agreement, pursuant to which each such party agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by them for 180 days following the date of the underwriting agreement for the Offering. The terms and provisions of such lock-up agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Anderson. The indemnification agreement requires the Issuer, among other things, to indemnify Anderson for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by Anderson in any action or proceeding arising out of his service as a director. The terms and provisions of the indemnification agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the indemnification agreement, a form of which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

Anderson, in his capacity as a director may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s nonemployee director compensation program, as described in the Prospectus and as may be amended or restated from time to time.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated May 15, 2020, by and among the Reporting Persons (filed herewith).

Exhibit 2:	Eighth Amended and Restated Investor Rights Agreement (filed as Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on March 6, 2020 (SEC File No. 333-236962) and incorporated herein by reference).

Exhibit 3:	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (included as Exhibit A to the form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on April 27, 2020 (SEC File No. 333-236962) and incorporated herein by reference).

Exhibit 4:	Form of Indemnification Agreement by and between the Issuer and its directors and officers (filed as Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on April 27, 2020 (SEC File No. 333-236962) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2020

NORTH BRIDGE VENTURE PARTNERS V-A, L.P.
By:	North Bridge Venture Management V, L.P.
By:	NBVM GP, LLC
By:	/s/ Edward T. Anderson
Edward T. Anderson, Managing Member
NORTH BRIDGE VENTURE PARTNERS V-B, L.P.
By:	North Bridge Venture Management V, L.P.
By:	NBVM GP, LLC
By:	/s/ Edward T. Anderson
Edward T. Anderson, Managing Member
NORTH BRIDGE VENTURE PARTNERS VI, L.P.
By:	North Bridge Venture Management VI, L.P.
By:	NBVM GP, LLC
By:	/s/ Edward T. Anderson
Edward T. Anderson, Managing Member

NORTH BRIDGE VENTURE MANAGEMENT V, L.P.

By:	NBVM GP, LLC

By:	/s/ Edward T. Anderson
Edward T. Anderson, Managing Member

NORTH BRIDGE VENTURE MANAGEMENT VI, L.P.

By:	NBVM GP, LLC

By:	/s/ Edward T. Anderson
Edward T. Anderson, Managing Member

NBVM GP, LLC

By:	/s/ Edward T. Anderson
Edward T. Anderson, Managing Member

RICHARD A. D’AMORE

By:	/s/ Richard A. D’Amore
Richard A. D’Amore

EDWARD T. ANDERSON

By:	/s/ Edward T. Anderson
Edward T. Anderson